George M. Silfen

Partner

T 212.715.9522

F 212.715.8422

gsilfen@kramerlevin.com

1177 Avenue of the Americas
New York, NY 10036

T 212.715.9100

F 212.715.8000

May 18, 2023

VIA EDGAR

Ms. Mindy Rotter

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Fiera Capital Series Trust (the “Trust”); File No. 811-23220

Dear Ms. Rotter,

Set forth below is our response to the comments received from you on May 9, 2023 in connection with your review of the shareholder reports filed on Form N-CSR (each, an “Annual Report”) for the period ended March 31, 2022 for each of the following Funds comprising series of the Trust: Fiera Capital U.S. Equity Long-Term Quality Fund, Fiera Capital Small/Mid-Cap Growth Fund, and Fiera Capital Global Equity Fund (each, a “Fund” and collectively, the “Funds”). For your convenience, your comments are bolded and presented below, and each comment is followed by our response.

1.	The portfolio objective noted in the current prospectus versus the disclosure in the MDFP of the Annual Report are not consistent for the Fiera Capital U.S. Equity Long Term Quality Fund. Please explain the difference in correspondence.

We note that the term “long-term” was inadvertently omitted from the investment objective noted in the Management Discussion of Fund Performance (MDFP) on the current Form N-CSR for the Fiera Capital U.S. Equity Long-Term Quality Fund. The objective of the Fiera Capital U.S. Equity Long-Term Quality Fund is stated correctly in the Fund’s Prospectus.

2.	The MDFP should be enhanced to include a broader discussion of the factors that materially affected performance of the Fiera Capital Small/Mid-Cap Growth Fund during the most recent fiscal year including the relevant market factors and the investment strategies and techniques used by the Fund’s investment adviser, in accordance with Form N-1A item 27A-d(1). Please explain in correspondence how the Fund will address the Form requirement.

Kramer Levin Naftalis & Frankel LLP

New York | Silicon Valley | Paris

Ms. Mindy Rotter

May 18, 2023

The Fund is anticipated to issue and file its 2022-2023 Annual Report later this month. The Fund intends to expand the MDFP in such report to include the broader discussion per your comment.

3.	Please use the updated Form N-CSR going forward. The updated form includes items 4(i) and 4(j) that are required to be addressed whether or not the response is not applicable. Form N-CSR questions 4(i) and 4(j) were not answered. Please provide answers to these questions in correspondence and confirm in correspondence that all questions noted on Form N-CSR will be responded to or marked not applicable as appropriate going forward.

We confirm the following responses to Items 4(i) and 4(j) of Form N-CSR for the Form N-CSR filed by the Funds:

•	Item 4(i) – Disclosures by a registrant who has retained a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board (PCAOB) has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

N/A

•	Item 4(j) – Disclosures by a registrant who is a foreign issuer and has retained for the preparation of the audit report on its financial statements included in the Form N-CSR, a registered public accounting firm that has a branch or an office that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, for each year in which the registrant is so identified.

N/A

Going forward, all questions noted on Form N-CSR will be answered, whether or not applicable.

4.	Please update EDGAR for the ticker symbol for Fiera Capital U.S. Equity Long-Term Quality Fund and confirm in correspondence that such updates have been made.

The requested update has been made.

Ms. Mindy Rotter

May 18, 2023

5.	“Other liabilities” on the balance sheet for the Fiera Capital Global Equity Fund and the Fiera Capital U.S. Equity Long-Term Quality Fund appear to be significant. Please confirm that any material categories within “other liabilities” have been recorded in accordance with Regulation S-X §210.6-04 for these Funds.

Confirmed.

*   *   *   *   *

We believe that these responses fully address your comments. If you have any questions regarding the responses or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen

GMS

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